Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (734) 591-4460

Alan F. Schultz
President and Chief Executive Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

      Re: Valassis Communications, Inc.
              Definitive Schedule 14A
              Filed April 9, 2007
              File No. 1-10991

Dear Mr. Schultz:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Our Corporate Governance Principles, page 5

1. Briefly indicate what categories of individuals or entities are the "related persons" covered by your policy on related person transactions.

Independent Director Compensation, page 8

2. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each stock award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

3. Your compensation discussion and analysis should provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. In this regard, we note that, rather than providing expanded quantitative and qualitative disclosure that addresses how you arrived at and why you paid each particular level and form of compensation for the last fiscal year, your disclosure tends to refer to the fact that compensation levels are primarily based on the terms of each named executive's employment agreement. Yet you do not explain in sufficient detail here, or later in the disclosure you provide pursuant to Item 402(e) of Regulation S-K, how the payouts specified by the employment agreements were determined or negotiated. Refer, for example, to disclosure on page 12 and corresponding disclosure in the last paragraph on page 18 relating to the awarding of performance-based options. Discuss the specific factors considered by the committee in setting the compensation levels set forth in the employment agreements. Also discuss the factors the committee considered in ultimately approving particular pieces of each named executive officer's compensation package, and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

4. We note that Mr. Schultz's salary and his January 1, 2006 equity award reflect significant disparities among the officers' compensation. Please discuss how and why the compensation of your highest-paid named executive officers differs significantly from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, please discuss this on an individualized basis. Refer to Section II.B.1 of Securities Act Release No. 8732A.

5. On page ten, you state that, in establishing the various elements of named

executive officer compensation, the compensation/stock option committee "tries to recognize individual contributions" and that "[c]ompensation levels are also determined based upon the executive's responsibilities, the efficiency and effectiveness with which he or she marshals resources and oversees the matters under his or her supervision, the degree to which he or she has contributed to the accomplishments of major tasks that advance [y]our goals" etc. Throughout your compensation discussion and analysis, analyze how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in named executive officer compensation for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

Compensation-Setting Process, page 10

6.   We note your disclosure regarding your compensation consultant's work. To the extent that you use benchmarking information to determine the named executive officers' compensation, please identify the benchmarked companies. See Item 402 (b)(2)(xiv) of Regulation S-K. Also discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

7.   Describe how the compensation committee considered the compensation consultant's findings and recommendations in determining named executive officer compensation.

Compensation Elements, page 11

8.   You state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance target and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of the targets is not required because it would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why such information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

9.   We note your disclosure on page 11 as to when the compensation committee
        establishes performance targets for the fiscal year. Given the timing of your
        establishment of performance goals, disclose the criteria and targets for the
        current fiscal year. See Instruction 2 to Item 402(b)(2) of Regulation S-K and
        Section II.B.1 of Securities Act Release 8732A.

10.   Discuss whether discretion has been exercised by the board or compensation
        committee either to award compensation absent attainment of the relevant
        performance goal(s) or to reduce the size of any award or payout. Identify any
        particular exercise of discretion, and state whether it applied to one or more
        named executive officers or to all compensation subject to the relevant
        performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Change of Control, page 13

11.   We note the various arrangements you have with the named executive officers
        and various scenarios described in the section starting on page 24 discussing
        termination payment arrangements. In the compensation discussion and analysis,
        please discuss how these arrangements fit into your overall compensation
        objectives and affected the decisions you made regarding other compensation
        elements. Also, provide analysis explaining why you structured the terms and
        payout levels of these arrangements as you did.

Potential Payments and Benefits upon Termination, page 24

12.   In each named executive officer's table, please consider including a row that
        shows total compensation following each kind of termination event.

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor